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Nitro Petroleum, Inc.                                   www.nitropetroleum.com



United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C.
20549-7010

February 8, 2007

Attention: John Cannarella

Re: Nitro Petroleum, Inc.   File # 000-50932

Dear Mr. Cannarella;

Further to your comments letter dated January 26, 2007 for Nitro Petroleum, Inc. The Company has reviewed the comments, referred the comments to the certified public accountant in order that the accounting issues will be dealt with in an expeditious manner. We are currently assessing the facts, explanations and the extent of changes to be done to the filing quoted. We have at this date received completed financial information dealing with the accounting matters at issue.

The explanations and changes as requested will require additional time to be verified accurately and completed accordingly. We anticipate providing a response letter with clarifications and explanations and also drafts of the amended filings as soon as possible. Accordingly, we request an extension for response to February 28, 2007.

We will endeavor to reply prior to that date if at all possible.

Thank you for your consideration.

         Yours truly,

         /s/ Ted Kozub
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         Ted Kozub
         President


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